August 16, 2018

Via EDGAR

Erin E. Martin
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance | Office of Real Estate & Commodities
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Phillips Edison & Company, Inc.
Registration Statement on Form S-4
Filed August 6, 2018
File No. 333-226625

Dear Ms. Martin:

In connection with the letter dated August 16, 2018 pursuant to which Latham & Watkins LLP, on behalf of Phillips Edison & Company, Inc. (the “Company”), responded to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received telephonically on August 9, 2018, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission, (b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PHILLIPS EDISON & COMPANY, INC.

By:	/s/ Jeffrey S. Edison
Name:	Jeffrey S. Edison
Title:	Chief Executive Officer